DATA LICENSE AGREEMENT # C0219

THIS AGREEMENT DATED EFFECTIVE THE lst DAY OF MAY, 2003.

BETWEEN	AND
INTERNATIONAL DATASHARE CORPORATION	STRATA WEB SYSTEMS LTD.
22nd Floor, 330 - 5th Avenue SW Calgary, Alberta, Canada, T2P 0L4	Ed Chesney 600, 940 - 6th Avenue SW Calgary Alberta T2P 3T1
Phone: 403-231-5300	Phone: 403-216-1183
Fax: 403-231-5349	Fax: 403-818-2238
"IDC"	"Customer"

1. Supply of Data. Upon request of Customer, subject to the terms and conditions of this Agreement and on payment by Customer of any funds payable by Customer to IDC, IDC shall provide to Customer certain data selected by Customer from one or more databases owned by or proprietary to, IDC, or from one or more databases otherwise obtained by IDC from a third party, all as described in more detail on Schedule "A" (the "IDC Data"). Unless otherwise agreed to in writing by IDC and Customer, the IDC Data shall be supplied in the manner described in Schedule "A".

2. Grant. Subject to the terms and conditions of this Agreement, IDC grants to Customer for the time period specified in Section 10 hereof, a non-exclusive, non-transferable, limited license to: (1) use the IDC Data internally solely for Customer's own benefit and only in the ordinary course of Customer's business; and (2) access the IDC Data solely for Customer's own benefit and only in the ordinary course of Customer's business.

3. Restrictions and Other Conditions.

(a) Other than as expressly provided in this Agreement, Customer shall not copy, reproduce, upload, post, transmit, distribute, disclose, use, transfer, assign, rent, sell, sublicense or sublease or otherwise part with possession of, the IDC Data or any backup or other copies that Customer may have made of the IDC Data.

(b) Customer shall not adapt, modify, change, further develop or digitize the IDC Data or use the IDC Data as a feedstock.

4. Payment. Amounts payable by Customer to IDC for the license of IDC Data shall be paid as set out in Schedule "A" attached hereto. Payment shall be made by Customer to IDC at the times set out in Schedule "A", or if no time is set out in Schedule "A", within 30 days of the date of invoice. Interest shall be payable on overdue amounts at the rate of two percent (2%) per month or the highest rate of interest allowed by applicable law, whichever is lower. In the event that IDC pursues legal remedies to collect any amounts due under this Agreement, Customer shall pay all of IDC's costs and expenses (including reasonable legal fees) in this regard. Any amounts payable pursuant to this Agreement are exclusive of all taxes of any kind. If taxes of any sort (other than taxes based solely on the net income of IDC), including goods and services taxes, sales taxes, value added taxes, assessments, charges, levies, duties and export taxes, are imposed by any taxing authority (including federal, state, provincial, local or other governmental agencies or bodies), in respect of the license of IDC Data to Customer, such taxes shall be paid by, and shall be the sole responsibility of Customer.

5. Ownership of IDC Data. Title to the IDC Data in whole or in part and the confidential information contained therein shall belong at all times to IDC, or to third parties if such data has been obtained by IDC from one or more third parties. This is a license, not a sale. IDC and any third party reserves all rights to the intellectual property embodied in the IDC Data, including copyright. Except for the portion of the IDC Data that constitutes public domain information, the IDC Data is proprietary to IDC or to one or more third parties and is confidential information and constitutes trade secrets of IDC or to one or more third parties. Customer shall not remove any of proprietary rights notices (including copyright, trade-mark, confidential information or trade secret notices) and shall affix IDC's proprietary rights notice to each copy of the IDC Data made such that the notice is prominently and conspicuously displayed to any user of the IDC Data. The existence of any copyright notice shall not be considered as admission that the IDC Data has been published.

6. Protection of IDC Data. Customer acknowledges that the IDC Data contains proprietary trade secrets of IDC or to third parties if such data has been obtained by IDC from one or more third parties. Customer agrees, during the term of this Agreement and thereafter, to hold secret and confidential all IDC Data and the Customer will employ or cause to be employed industry standard care in order to ensure that such IDC Data is not made available to any third party, and in any event will employ at least the same degree of care as is exercised towards Customer's own most sensitive data. Customer agrees, during the term of this Agreement and thereafter, not to disclose the IDC Data to any third party except as expressly permitted by IDC under this Agreement. Customer will not use, during the term of this Agreement and thereafter, the IDC Data except as expressly permitted by IDC under this Agreement. Customer will immediately notify IDC upon discovery of any loss on unauthorized disclosure of the IDC Data. Customer will only permit access to the IDC Data to those of its employees and agents having a need to know the information and who have signed a Confidentiality Agreement and Intellectual Property Assignment in a form approved by IDC. Customer acknowledges that IDC would suffer irreparable harm as a result of the breach of any of the non-disclosure and confidentiality obligations set forth in this Agreement and that legal remedies are inadequate; therefore, Customer agrees that, in addition to any damages and other remedies that IDC may be entitled to as a result of such a breach, IDC will be entitled to seek an order from a court of competent jurisdiction restraining the Customer from breaching or continuing to breach any of the non-disclosure and confidentiality obligations set forth in this Agreement. If IDC supplies Customer with evidence of the use of a copy of the IDC Data or any part thereof in a manner not permitted by this Agreement, where IDC believes such copy or part thereof was obtained from Customer, Customer shall, at its own cost and expense with respect to such use, undertake such legal action as is reasonably available to Customer to bring about the termination of such use.

7. Disclaimer of Other Warranties. EXCEPT AS OTHERWISE PROVIDED HEREIN, THE IDC DATA, TOGETHER WITH ANY UPDATES, IS PROVIDED WITHOUT ANY OTHER WARRANTY OR CONDITION OF ANY KIND EITHER EXPRESSED OR IMPLIED; PARTICULARLY, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE FOLLOWING WARRANTIES AND CONDITIONS ARE EXPRESSLY DISCLAIMED:

(a) ANY WARRANTY THAT IDC OR ANY THIRD PARTY IF SUCH DATA HAS BEEN OBTAINED BY IDC FROM ONE OR MORE PARTIES, OWN THE IDC DATA, OR THAT THE IDC DATA INFRINGES ANY COPYRIGHT, CONFIDENTIAL INFORMATION, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY RIGHT OWNED BY ANY OTHER INDIVIDUAL, PERSON, FIRM, CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY.

(b) ANY WARRANTY THAT THE IDC DATA WILL MEET THE REQUIREMENTS OF CUSTOMER;

(c) ANY WARRANTY THAT THE IDC DATA WILL BE ACCURATE, COMPLETE, CURRENT OR ERROR FREE; AND

(d) ANY IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

TO THE EXTENT ALLOWED BY LAW, IDC EXPRESSLY DISCLAIMS ALL EXPRESS WARRANTIES AND CONDITIONS NOT STATED HEREIN AND ALL IMPLIED WARRANTIES AND CONDITIONS, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

8. Limitation of Liability. In no event shall IDC be liable for indirect, incidental, special, consequential, exemplary or punitive damages for any breach of it's obligations or warranties, express or implied resulting from this Agreement (including loss of profits or business, lost opportunity or loss of business reputation), even if IDC has been advised of the possibility of such damages. IDC's entire liability and Customer's entire remedy for any damages or loss Customer may suffer from any cause whatsoever, whether the action is based in contract, tort (including negligence) shall be limited to an amount equal to the amount Customer has paid IDC on account of this License in the twelve month period immediately preceding the time that the damages or loss first occurred. Customer acknowledges that IDC's pricing reflects this allocation of risk and the limitation of liability specified in this Agreement.

9. Indemnity. Customer hereby agrees to indemnify, defend, save and hold IDC harmless from and against any liability, cost, fee, expense, loss or damage claimed by any third party (including reasonable legal fees) arising or resulting from the use of or inability to use the IDC Data.

10. Term and Termination. Unless otherwise specified on Schedule "A", the term of this License shall be one (1) year from the date hereof ("Initial Term") and upon expiration of the Initial Term and each Renewal Term (as that term is defined herein) thereafter, this Agreement will be automatically renewed for an additional one (1) year term ("Renewal Term") unless terminated by either party upon thirty (30) days written notice prior to the expiration of the Initial Term or any Renewal Term. Otherwise, the License of the IDC Data hereby granted shall terminate:

(a) upon the mutual agreement of the parties;

(b) upon the default by the Customer in the due and punctual payment of any amount payable under this Agreement, when and as due, and such default continues for a period of thirty (30) days (or such longer period as IDC may agree to in writing) after written notice thereof has been received by Customer from IDC;

(c) upon either party failing to perform or observe in any material respect any covenant, condition or provision of, or fails to rectify a material breach of, this Agreement, and such default continues for a period of thirty (30) days (or such longer period as the non-defaulting party may agree to in writing) after written notice thereof has been received by the defaulting party from the non-defaulting party;

(d) upon either party ceasing to carry on business, or taking any action to liquidate its assets, stopping payments in the usual course of business, or voluntarily suspending for more than twenty (20) business days all or substantially all of its business operations;

(e) upon either party instituting proceedings to be adjudicated a bankrupt or insolvent or to be wound-up, or consenting to the institution of bankruptcy, insolvency or winding-up proceedings against it, or filing a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, or if any such proceedings are commenced in respect of the party and are not being contested in good faith (and with the intended result of such contestation being to suspend any adverse effect of such proceeding on the rights of the, party hereunder) within thirty (30) days after the other party becomes aware thereof or if the other party consents to the filing of any such petition or to the appointment of a receiver over its business and assets generally or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) upon either party instituting proceedings under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or similar legislation or seeking or taking any proceeding relating to a compromise or arrangement with creditors or claimants generally;

(g) upon a custodian, receiver, manager or any other person with like powers being appointed to take charge of all or any part of a party's undertaking, business, property or assets; or

(h) upon an order being made or a resolution passed for the winding-up or liquidation of a party.

11. Effect of Termination. Upon the termination of this Agreement, Customer shall:

(a) cease to use the IDC Data;

(b) destroy or return all copies of the IDC Data which was provided to Customer by IDC and any copies made of those copies;

(c) render unusable all copies of the IDC Data stored on any hard disk or other form of storage that cannot practically be separated from the Customer's computers; and

(d) deliver to IDC a certificate that there are no other copies of the IDC Data within your control or possession.

Any remedies available to a party on the breach of this Agreement by the other party shall survive termination of the Agreement. Upon the termination of this Agreement IDC shall not be obligated to return or refund all or any portion of amounts paid by Customer to IDC.

12. Notices. Every notice, consent or other communication provided for in this Agreement or arising in connection therewith shall be in writing and shall be mailed, delivered or sent via facsimile to the parties to which it is to be given at the address listed above. Each party may change its mailing, delivering or facsimile address by giving written notice to each other party to that effect. Every such notice, consent or other communication delivered shall be deemed to have been given and received on the day such communication was delivered and every notice, consent or other communication transmitted by facsimile shall be deemed to have been given and received on the day such communication was transmitted by facsimile, if transmitted prior to 5:00 pm (local time of the recipient) on such day, and otherwise, on the day following the date of transmission, provided however that if such day falls on a weekend or statutory holiday, then the notice, consent or other communication shall be deemed to have been given and received on the next business day following such day. Every such communication mailed:

(a) at any post office in Canada by prepaid registered post in an envelope addressed to the party to whom the same is directed, will be deemed to have been given to and received by the addressee on the Fifth (5th) business day following the mailing; and

(b) at any post office outside of Canada by prepaid registered post in an envelope addressed to the party to whom the same is directed, will be deemed to be received by the addressee on the sixteenth (16th) business day following the mailing;

except where there exists a labour strike or disturbance the result of which is the interference of normal mail deliveries, in which case every notice, consent, or other communication provided for in this Agreement or arising in connection therewith will be in writing and will be delivered to the parties at the above address.

13. Assignment. IDC may assign this Agreement in whole or in part without Customer's approval. Customer may not assign this Agreement without IDC's consent, which consent shall not be unreasonably withheld. Notwithstanding anything else in this Agreement, Customer may assign its interest in this Agreement to any company with which it may merge or consolidate or which acquires substantially all of its business. In the event of a permitted assignment by Customer, Customer shall comply with the provisions of Section 11 hereof as if the Agreement had been terminated and IDC shall not be obligated to return or refund all or any portion of amounts paid by Customer to IDC.

14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without regard to the conflict of law rules applicable therein, and shall be treated in all respects as an Alberta contract. The parties to this Agreement hereby irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom.

15. Entire Agreement. This Agreement (including the documents and instruments referred to herein and the schedules and exhibits hereto) supersedes all prior representations, arrangements, negotiations, understandings and agreements between the parties, both written and oral, relating to the subject matter hereof and sets for the entire complete and exclusive agreement and understanding between the parties hereto relating to the subject matter hereof; no party has relied on any representation, arrangement, understanding or agreement (whether written or oral) not expressly set out or referred to in this Agreement. Any descriptions of the IDC Data and any written material used to facilitate or promote the IDC Data are for the sole purposes of identification and are not to be construed as warranties.

16. Currency. All currency referred to in this Agreement, unless otherwise specified, shall be [Canadian] dollars.

17. Amendment and Waiver. This Agreement may only be amended by written agreement of the parties. No waiver or consent by any parry of or to any breach or default of this Agreement by the other party will be effective unless evidenced in writing. No waiver or consent effectively given as aforesaid will operate as a waiver or consent of or to any other right or other or further breach or default in relation to the same or any other provision of this Agreement.

18. Survival. Such provisions of this Agreement that, by their nature, would be expected to survive termination of this Agreement, including without limitation Sections 3, 4, 5, 6, 7, 8, 9, 11 and 13 shall survive any such termination.

19. Counterparts and Facsimile Execution. This Agreement may be executed in one or more counterparts with the same effect as if the parties all signed the same document. All counterparts will be considered to be originals and together and will constitute one instrument. This Agreement may be executed by facsimile and a facsimile copy of this document shall constitute sufficient evidence of the execution of the Agreement.

Agreed to:

INTERNATIONAL DATASHARE CORPORATION

By: /s/ signed

Norm Stein

Title: President

Date: May 13/03

Agreed to:

STRATA WEB SYSTEMS LTD.

By: /s/ Ed Chesney

Ed Chesney

Title: Manager, Operations & Dvlpmt

Date: May 13/03

SCHEDULE "A"

To a Data License Agreement dated May 1, 2003, between iDc and Strata Web Systems Ltd.

BOED:

Description of Licensed Data

Online Access for Leased Crown Information

a) Infrastructure and PVC

b) SWPP staff development usage

c) Up to 75 data map users

d) Land ticket reports

Description of Supply of Data

Online Data Access

Payment Terms and Fee

Invoice is due on receipt with a monthly fee of $1,200.00

Term

One (1) year perpetual license effective May 1, 2003 and as defined in #10.